FOR IMMEDIATE RELEASE

Contact:
Leading Brands, Inc.
Tel: 866 685-5200
Email: info@Lbix.com

Leading Brands, Inc. to Present at
Merriman Curhan Ford & Co.’s Investor Summit 2007
on September 17, 2007

Vancouver, B.C. Canada, September 5, 2007, - Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated healthy beverage company, is pleased to announce that its Chairman and CEO, Ralph McRae, will present at the 4th annual Merriman Curhan Ford & Co. Investor Summit on September 17, 2007 at 10:45 am. This event will be held at the Mark Hopkins InterContinental Hotel in San Francisco.

An audio webcast of the presentation will be available at www.LBIX.com.

More information about the conference can be found at www.merrimanco.com

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands such as TrueBlue® Blueberry Juice, LiteBlue® Blueberry Juice, TREK® Natural Sports Drinks, NITRO® Energy Drinks, STOKED™ Energy Drinks, INFINITE™ Health Water and Caesar’s® Cocktails via its unique Integrated Distribution System (IDS) ™ which involves the Company finding the best and most cost-effective route to market. The Company strives to use the best natural ingredients hence its mantra: Better Ingredients – Better Brands.

About Merriman Curhan Ford & Co.
Merriman Curhan Ford & Co., a subsidiary of MCF Corporation (AMEX: MEM), is an investment bank and securities broker-dealer focused on fast-growing companies and growth-oriented institutional investors. It provides investment research, brokerage and trading services primarily to institutions, as well as advisory and investment banking services to corporate clients. Its mission is to become a leader in the researching, advising, financing and trading of fast-growing companies. Merriman Curhan Ford & Co. is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. and SIPC.

Forward Looking Statements
Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc.

We Build Brands™
©2007 Leading Brands, Inc.

This news release is available at www.LBIX.com